

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 17, 2008

Mr. Garth Johnson
Chief Executive and Financial Officer
Tag Oil Ltd.
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia, Canada V6Z 2S3

> **Re:** **Tag Oil Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed September 28, 2007**
> **Response Letter Dated February 25, 2008**
> **File No. 000-22500**

Dear Mr. Johnson:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2007

Controls and Procedures, page 48

1.   We note your proposed disclosure in your response to prior comment 1c. Please revise your disclosure to also state in your *conclusion* paragraph whether your disclosure controls and procedures were *effective* in ensuring that information required to be disclosed by you was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Note 11 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 62

2.   We note your response to prior comment 2. Please provide a proposed disclosure that explains the basis for your view that there is no difference in your proved reserve estimates under Canadian and U.S. GAAP, as explained in your response to us. Additionally, address in your disclosure the extent to which you use different pricing in your reserve estimates under Canadian versus U.S. GAAP. The latter ordinarily requires use of fiscal year end prices. Address the implications of any reserve difference on your accounting under U.S. GAAP, including the impact on your capitalized oil and gas property costs, impairment tests, and DD&A expense calculations.

3.   We note your response to prior comment 4, indicating that common shares issued for non-monetary consideration are recorded at their fair market value, based on the closing trading price of the shares.   Please further expand your disclosure to clearly indicate the extent to which your measurement dates used when determining the closing trading price for such transactions comply with the guidance in EITF Issue No. 96-18.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief